Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: October 20, 2003	By: /s/ Carlos Marín
Name: Carlos Marín

Chief Financial Officer

NEWS RELEASE

For Further Information:

Juan Diuana	Patrick Kilhaney
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3559
(56 2) 707-8710	Email: patrick.kilhaney@citigatefi.com
Email: jdiuana@masisa.cl
Internet: www.masisa.com

MASISA S.A. ANNOUNCES EXTRAORDINARY SHAREHOLDERS MEETING RESULTS

(Santiago, Chile, October 20, 2003) - Masisa S.A. (NYSE: MYS), Latin America’s leading wood board manufacturer, today announced the results of its extraordinary shareholders meeting, held in Valdivia, Chile on October 17, 2003.

During the Company’s Extraordinary Shareholders Meeting, the shareholders adopted the resolution to amend the By-laws of the Company to express the capital of the Company in U.S. dollars, maintaining the same number of shares without nominal value in which the capital is divided. Therefore, the capital of the Company was fixed at US$ 273,814,116.66, representing 1,022,941,426 common shares without nominal value, of which 928,514,743 shares are currently outstanding. The change in the Company’s By-laws was required to transfer the Company’s accounting books into U.S. dollars.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particle board in Chile, 30% of the particle board in Argentina, 40% of the MDF in Chile and 50% in Argentina. In Brazil, MASISA, holds approximately 30% of the MDF market, while is the only producer of OSB. In Mexico the Company produces approximately 20% of the particle board. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.